Item 77D

Scudder YieldWise Government Money Fund, a series of SCUDDER YIELDWISE FUNDS

Scudder YieldWise Government Money Fund changed its name-related investment strategy. The fund's strategy stated that the fund pursues its goal by investing at least 65% of its total assets in: short-term securities that are issued or guaranteed by the U.S. government or its agencies or instrumentalities; and repurchase agreements backed by these securities.

The strategy was revised as follows: The fund pursues its goal by investing, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in: short-term securities that are issued or guaranteed by the U.S. government or its agencies or instrumentalities and repurchase agreements backed by these securities.